FORM 6 - K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Banco Santander - Chile

(Exact name of Registrant as specified in its charter)

Republic of Chile

(Jurisdiction of incorporation)

Bandera 140

Santiago, Chile

(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

FORM 20-F      X            FORM 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

YES                      NO      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : Not applicable

BANCO SA NTANDER - CHILE

Item		Sequential Page Number
1.	Press Release Titled “Banco Santander Santiago Announces Results for the Third Quarter 2004”.	1

2.	Third Quarter 2004 Results	14

Item 1

www.santandersantiago.cl

BANCO SANTANDER SANTIAGO ANNOUNCES

RESULTS FOR THE THIRD QUARTER 2004

•	In 3Q 2004 net income totaled Ch$53,515 million (Ch$0.28 per share and US$0.49/ADR), increasing 6.0% compared to 3Q 2003 and 32.2% compared to 2Q04. ROE reached 26.0% in 3Q 2004 compared to 24.3% in 3Q 2003.

•	Net financial income in 3Q 2004 increased 11.8% compared to 3Q 2003. Net interest margin improved to 4.5% in 3Q 2004, compared to 4.2% in 3Q 2003.

•	Increased focus in commercial activity resulted in loan growth. Total loans (excluding interbank/past due loans), increased 2.0% between 2Q and 3Q 2004 and 11.5% vs. 3Q03. Loans in retail banking increased 6.1% in 3Q04.

•	Customer funds also recorded healthy growth, increasing 9.1% between 2Q and 3Q 2004 and 21.7% vs. 3Q03.

•	Past due loans at September 30, 2004 decreased 7.2% compared to June 30, 2004 and 27.0% compared to September 30, 2003. The ratio of loan loss reserves / past due loans improved to 123.7%, from 94.3% in 3Q03 and the NPL ratio improved to 1.58% (2.38% in 3Q03).

•	The Bank’s efficiency ratio reached 39.7% in 3Q 2004 compared to 45.1% in the same quarter of 2003.

CONTACTS:
Raimundo Monge	Robert Moreno	Desirée Soulodre
562-320-8505	562-320-8284	562-647-6474

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Santiago, Chile, October 29, 20041-. Banco Santander Santiago (NYSE: SAN) announced today its unaudited results for the third quarter 2004. These results are reported on a consolidated basis in accordance with Chilean GAAP2

In 3Q 2004 net income totaled Ch$53,515 million (Ch$0.28 per share and US$0.49/ADR), increasing 6.0% compared to 3Q 2003. This increase was mainly due to an 11.8% rise in net financial income, a higher net interest margin and the increase in market related gains and loan loss recoveries. The increase in net financial income in the quarter was mainly due to strong loan growth in retail banking in the period. As of September 30, 2004 total loans, excluding interbank and past due loans, increased 2.0% compared to June 30, 2004. Loans in retail banking increased 6.1% in this period. This was led by a 6.9% growth in lending to individuals. Lending to SME’s increased 4.5% between June 30 and September 30, 2004. As a result, the Bank’s market share rose 100 basis points to 26.5% in consumer lending, 80 basis points to 23.7% in residential mortgage loans and 60 basis points to 20.5% in commercial loans between June and September of 2004.

Core deposits also expanded at a rapid pace in the quarter. The balance of total customer funds increased 9.1% between 2Q and 3Q 2004 and 21.7% in twelve months. Time deposits increased 13.0% between June and September 2004 and 10.5% in twelve months. Non-interest bearing demand deposits grew 3.0% and 26.3% in the same periods. Assets under management also showed strong growth in the quarter, increasing 9.2% compared to the end of 2Q 2004 and 54.1% in twelve months. As a result of the improved asset and funding mix and higher inflation rates, the Bank’s net interest margin expanded 30 basis points to 4.5% in 3Q 2004 compared to 4.2% in 3Q 2003.

The Bank’s net fee income decreased 4.7% compared to 3Q 2003, although it recorded a 6.9% increase when compared to 3Q03. The Bank has adopted a promotional policy regarding checking account and credit card maintenance fees in order to increase the client base, product usage and cross-selling ratios. As a result in 3Q 2004 checking & overdraft maintenance fees decreased 20.7% compared to 3Q 2003. However, other usage related fees reflected strong growth: 56.5% increase in fees from mutual funds, 18.3% rise in fees from sale of insurance products and a 15.6% increase on ATM usage fees.

It is important to point out that the Bank’s customer base has continued to steadily rise in 2004. The total amount of checking account increased 3.5% between 3Q 2004 and 2003 and 3.8% (15% on an annualized basis) between the 2Q and 3Q of 2004. As a result total, fees increased 6.9% between 2Q and 3Q 2004 with checking account fees rising 5.2% and credit card fees increasing 7.1% in this period.

Asset quality improved in the quarter. Past due loans at September 30, 2004 decreased 7.2% compared to June 30, 2004 and 27.0% compared to September 30, 2003. As a result, the coverage ratio of past due loans (reserves / past due loans) improved to 123.7% from 94.3% in 3Q03 and the NPL ratio improved to 1.58% (2.38% in 3Q03).

1	Safe harbor statement under the Private Securities Litigation Reform Act of 1995: All forward-looking statements made by Banco Santander Santiago involve material risks and uncertainties and are subject to change based on various important factors which may be beyond the Bank’s control. Accordingly, the Bank’s future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, those described in the Bank’s filings with the Securities and Exchange Commission. The Bank does not undertake to publicly update or revise the forward-looking statements even if experience or future changes make it clear that the projected results expressed or implied therein will not be realized.
2	The Peso/US dollar exchange rate as of September 30, 2004 was Ch$606.96 per dollar. September 2003 figures are in constant Chilean pesos as of September 30, 2004 and have been adjusted by the price level restatement factor of 1.0159. June 30, 2004 figures are in constant Chilean pesos of September 30, 2004 and have been adjusted by the price level restatement factor of 1.0105.

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Loan loss recoveries increased 135.3% compared to 3Q 2003. In the quarter the Bank concluded an important recovery process with a large client in the real estate sector. This resulted in Ch$6,794 million in loan loss recoveries. This recovery process also involved the sale of another substandard loan to the same client which signified a gain of Ch$10,232 million recognized as market related income. In the same period, the Bank recognized other extraordinary charges such as a Ch$9,798 million extraordinary charge-off of repossessed assets and other non-credit related provisions included in non-operating income.

The Bank in the quarter also recognized extraordinary operating expenses totaling Ch$2,732 million. These costs are directly linked to investments being made in various projects being carried out in order to expand the Bank’s retail banking business. Operating expenses increased 5.6% in 3Q 2004 compared to 3Q 2003. In August, the Bank’s consumer division Santander Banefe, introduced a new corporate image and slogan and initiated a strong marketing campaign. Banefe also opened its 11th new mini-branch this year. Despite this rise in costs, the Bank’s efficiency ratio reached 39.7% in 3Q 2004 compared to 45.1% in the same quarter of 2003.

In the nine-month period ended September 30, 2004 net income totaled Ch$144,859 million (Ch$0.77 per share and US$1.32/ADR), increasing 1.0% when compared to the same period of 2003. This rise in net income has been driven by a 10.6% increase in net operating income. The Bank’s ROE increased to 21.8% in 2004 compared to 21.4% in 2003. The efficiency ratio (cost/income) improved to 43.1% compared to 43.9%.

Banco Santander Santiago (Ch$ million September 30, 2004)	Quarter			Change %
	3Q 2004	2Q 2004	3Q 2003	3Q 2004/2003	3Q / 2Q 2004
Net financial income	119,521	124,164	106,945	11.8%	(3.7)%
Total provisions, net of recoveries	(17,822)	(21,077)	(13,785)	29.3%	(15.4)%
Fees and income from services	30,390	28,418	31,883	(4.7)%	6.9%
Operating expenses	(67,810)	(68,019)	(64,241)	5.6%	(0.3)%
Income before income taxes	68,019	48,471	60,980	11.5%	40.3%
Net income	53,515	40,487	50,471	6.0%	32.2%

Net income/share (Ch$)	0.28	0.21	0.27	6.0%	32.2%
Net income/ADR (US$)[1]	0.49	0.35	0.41	19.5%	40.0%

Total loans	8,647,468	8,487,496	7,843,632	10.2%	1.9%
Customer funds	7,922,006	7,258,236	6,511,159	21.7%	9.1%
Customer deposits	6,378,522	5,844,973	5,509,445	15.8%	9.1%
Mutual funds	1,543,484	1,413,263	1,001,7145	54.1%	9.2%
Shareholders’ equity	972,904	920,369	975,078	(0.2)%	5.7%

Net financial margin	4.5%	4.8%	4.2%
Efficiency ratio	39.7%	46.9%	45.1%
ROE[2]	26.0%	18.5%	24.3%
PDLs / Total loans	1.58%	1.73%	2.38%
Coverage ratio of PDLs	123.7%	110.7%	94.3%
BIS ratio	13.1%	13.6%	15.3%
Branches	351	346	346
ATMs	1,050	1,050	1,098
Employees	7,675	7,572	7,684

1.	The change in earnings per ADR may differ from the change in earnings per share due to the exchange rate.
2.	Annualized Earnings / Average Capital & Reserves.

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INTEREST EARNING ASSETS

Strong growth in higher yielding segments and products

Interest Earning Assets	Quarter ended,			% Change
(Ch$ million September 30, 2004)	Sept. 30, 2004	June 30, 2004	Sept. 30, 2003	Sept. 2004/2003		Sept. / June 2004
Commercial loans	3,004,167	2,867,085	2,701,415	11.2	%***	4.8%
Consumer loans	1,086,588	1,024,578	756,880	43.6	%***	6.1%
Residential mortgage loans*	1,701,007	1,552,402	1,390,737	22.3%		9.6%
Foreign trade loans	581,602	614,767	513,308	13.3%		-5.4%
Leasing	499,433	484,149	443,199	12.7%		3.2%
Other outstanding loans **	535,338	628,702	1,019,299	-47.5%		-14.9%
Contingent loans	1,014,843	1,087,222	730,180	39.0%		-6.7%

Total loans excl. interbank and PDL	8,422,978	8,258,904	7,555,018	11.5%		2.0%

Total financial investments	1,685,322	1,747,220	1,881,773	-10.4%		-3.5%
Past due loans	136,485	147,114	187,017	-27.0%		-7.2%
Interbank loans	88,005	81,478	101,603	-13.4%		8.0%

Total interest-earning assets	10,332,790	10,234,716	9,725,408	6.2%		1.0%

*	Includes residential mortgage loans backed by mortgage bonds (letras hipotecarias para la vivienda) and residential mortgage loans not funded with mortgage bonds (mutuos hipotecarios para la vivienda).
**	Includes non-residential mortgage loans backed by a mortgage bond (letras hipotecarias para fines generales) and other loans. As of January 2004 excludes lines of credit.
***	As of January 2004 the Superintendency of Banks (SBIF) reclassified lines of credit from other loans to consumer or commercial loans depending on their origin. The growth rates of the consumer loans and commercial loans adjusting for this change were the following:

Adjusted growth rates (Ch$ million September 30, 2004)	Loans excluding lines of credit	% Change September 2004/2003
Commercial loans	2,889,289	7.0%
Consumer loans	921,771	21.8%

Loans continued to grow in 3Q 2004

Loan activity shows an increase in most products and business segments. As of September 30, 2004 total loans, excluding interbank and past due loans, increased 2.0% compared to June 30, 2004. Loan growth was focused in retail banking, with consumer loans and residential mortgage loans increasing 6.1% and 9.6% compared to the end of 2Q 2004, respectively. In this same period, commercial loans rose 4.8% and leasing operations grew 3.2% driven mainly by loans granted to high yielding small and mid-sized companies. This rise in loans was partially offset by a translation loss produced by the appreciation of the Chilean pesos against the US dollar. This is reflected in the decrease of foreign trade, contingent and other loans, which include the bulk of the Bank’s foreign currency operations. This translation loss totaled Ch$84,655 million in the quarter. Excluding this effect loan growth reached 3.0% between 2Q and 3Q 2004. As a result the Bank’s total loans market share remained stable between June and September 2004, but loan market share rose 100 basis points in consumer lending to 26.5%, 80 basis points in residential mortgage loans to 23.7% and 60 basis points in commercial loans to 20.5%.

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Loan product	Market share Sept. 2004	Market share June 2004	% change bp. Sept-June 2004
Total loans*	23.5%	23.6%	- 10

Commercial loans	20.5%	19.9%	60
Consumer loans	26.5%	25.5%	100
Foreign trade operations	28.4%	30.2%	- 180
Residential mortgage loans	23.7%	22.9%	80

*	Excluding interbank loans

Retail banking reported record loan growth figures since the merger

Loans by business segment (Ch$ million September 30, 2004)	Sept. 30, 2004	June 30, 2004	% Change
Middle/upper income	2,918,650	2,722,393	7.2%
Banefe	377,074	359,400	4.9%

Total individuals	3,295,724	3,081,793	6.9%

SMEs	1,718,216	1,644,981	4.5%

Total retail	5,013,940	4,726,774	6.1%

Loans in retail banking increased 6.1% between June 30 and September 30, 2004. This was led by a 6.9% growth in lending to individuals. The low interest rate environment and higher economic growth has pushed the demand for consumer credit and residential mortgage loans. Residential mortgage lending among mid and upper income segments grew 10.0% between June 30 and September 30, 2004. High yielding consumer lending also continued to expand at a rapid pace, increasing 7.1% between June 30 and September 30, 2004. Loan growth in Santander Banefe, the bank’s lending unit to middle/lower income individuals gained pace in the last three months, increasing 4.9% between the 2Q and 3Q 2004. In the quarter the Bank re-launched the Banefe brand, launched an aggressive marketing campaign and completed the branch opening process with 11 branches opened this year.

Lending to SME’s increased 4.5% between June 30 and September 30, 2004

Consumer lending to SME’s led growth increasing 10.7% in this period. Leasing operations expanded 8.1% and factoring operations, although still an emerging product, increased 28.7% in this period. The higher growth rate of the economy and lower rates has led to a larger demand in this business segment. The Bank is also placing a larger emphasis on expanding its presence among SMEs due to the low penetration and attractive profitability levels of this segment.

Corporate banking

Loans by business segment (Ch$ million September 30, 2004)	Sept. 30, 2004	June 30, 2004	% Change
Corporate banking	3,494,832	3,622,834	(3.5)%

Total loans in the corporate banking segment decreased 3.5% between June 30 and September 30, 2004. This decrease was mainly due to the translation loss produced by the appreciation of the peso against the dollar of loans denominated in foreign currencies. The Bank hedges it foreign currency risk

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and therefore, this translation loss does not have any significant effect over net income. Commercial loan growth in this segment was flat and leasing and factoring operations grew 4.3% and 11.2%, respectively in this period.

CUSTOMER FUNDS

Total customer funds increased 9.1% between 2Q and 3Q 2004

Funding	Quarter ended,			Change %
(Ch$ million September 30, 2004)	Sept. 30, 2004	June 30, 2004	Sept. 30, 2003	Sept. 2004/2003	Sept. / June 2004
Non-interest bearing demand deposits	2,333,709	2,266,160	1,847,665	26.3%	3.0%
Time deposits and savings accounts	4,044,813	3,578,813	3,661,780	10.5%	13.0%

Total customer deposits	6,378,522	5,844,973	5,509,445	15.8%	9.1%

Mutual funds	1,543,484	1,413,263	1,001,7145	54.1%	9.2%

Total customer funds	7,922,006	7,258,236	6,511,159	21.7%	9.1%

The Bank has increased its deposit base in order to fund the rapid growth of the loan portfolio. Time deposits increased 13.0%, led by growth of time deposits in the large corporate segment, reflecting the high level of liquidity among these clients. Non-interest bearing demand deposits grew 3.0% in this period and 26.3% in 12 months. The growth of demand deposits between the 2Q and 3Q of 2004 was led by a 6.6% increase in these deposits among retail clients. Apart from focusing on lending, the Bank has concentrated on increasing its checking account base among retail clients, which is a more stable and cheaper source of funding.

Assets under management also showed strong growth in the quarter, increasing 9.2% compared to the end of 2Q 2004 and 54.1% in twelve months. The Bank continues to proactively encourage clients to invest in mutual funds instead of short-term deposits as mutual funds offer better yields, generate fee income and replace more expensive funding from the balance sheet. The rise of the stock market in the low interest rate environment has also fueled an industry-wide expansion of the mutual fund business.

The Bank’s market share of demand deposits expanded 90 basis points to 25.2% and in time deposits market share increased 170 basis points to 19.3% between June and September 2004. Market share of assets under management increased 20 basis points to 21.4% in the same period.

Market share Customer funds	Market share Sept. 2004	Market share June 2004	% change bp. Sept-June 2004
Demand deposits	25.2%	24.3%	+90
Time deposits	19.3%	17.6%	+170

Mutual funds	21.4%	21.2%	+20

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NET FINANCIAL INCOME

Net interest margin expands 30 basis points to 4.5% compared to 3Q 2003

Net Financial Income	Quarter			Change %
(Ch$ million September 30, 2004)	3Q 2004	2Q 2004	3Q 2003	3Q 2004/2003	3Q / 2Q 2004
Net interest income	104,199	130,415	72,349	44.0%	(20.1)%
Foreign exchange transactions [3]	15,322	(6,251)	34,596	(55.7)%	(345.1)%

Net financial income	119,521	124,164	106,945	11.8%	(3.7)%

Average interest-earning assets	10,545,346	10,321,843	10,194,699	3.4%	2.2%

Net interest margin*	4.5%	4.8%	4.2%

Avg. equity + non-interest bearing demand deposits / Avg. earning assets	21.3%	23.4%	20.0%

Quarterly inflation rate**	1.03%	1.15%	(0.08)%

Avg. Overnight interbank rate	1.80%	1.75%	2.74%

*	Annualized.
**	Inflation measured as the variation of the Unidad de Fomento in the quarter.

Net financial income in 3Q 2004 increased 11.8% compared to 3Q 2003 and average earning assets increased 3.4% in the same period. The net interest margin rose from 4.2% in 3Q 2003 to 4.5% in 3Q 2004. This positive evolution of the net interest margin was mainly due to:

•	Improved asset mix. The Bank has been steadily improving its asset mix in order to increase margins. Total loans, excluding interbank and past due loans, increased 11.5% in 12 months, while consumer loans increased 21.8% in the same period.

•	Better funding mix. The improvement of the Bank’s funding mix has supported margins in the low interest rate environment. The ratio of average non-interest bearing demand deposits and equity to average interest earning assets improved to 21.3% in 3Q 2004 compared to 20.0% in 3Q 2003. Non-interest bearing liabilities have increased 26.3% in 12 months compared to a 15.8% increase of total deposits.

•	Higher inflation rate. The quarterly inflation rate in 3Q 2003 reached 1.03% compared to –0.08% in 3Q 2003. This had a positive effect over margins due to the positive gap between assets and liabilities denominated in Unidades de Fomento (UF, inflation linked currency). The UF gap results from the Bank’s investment in liquid, low risk financial investments denominated in UF funded through deposits denominated in nominal pesos.

3	For analysis purposes results from foreign exchange transactions, which consist mainly of the results of forward contracts that hedge foreign currency positions, has been included in the calculation of the net financial income and net financial margin. Under SBIF guidelines these gains/losses are not be considered interest revenue, but are included as gains/losses from foreign exchange transactions and, accordingly, registered in a different line of the income statement. This distorts net interest income and foreign exchange transaction gains especially in periods of high volatility of the exchange rate. The results of these hedging positions have been added to net financial income to give a clearer indication of the Bank’s actual net interest margin.

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These positive factors were partially offset by a significant lower interest rate environment. In 3Q 2003 the average overnight short term rate reached 2.74% compared to 1.80% in 3Q 2004. This tightened the spread earned over the re-investment of non-interest bearing liabilities and capital between these two periods. During 3Q 2004 the interbank rate set by the Central Bank was raised 25 basis points to 2.00%.

Net interest income in 3Q 2004 decreased 3.7% compared to 2Q 2004. This was mainly due to the different inflation rates in the two quarters and the increase in funding costs as the ratio of time deposits over total funding rose in the quarter. This was partially offset by the 2.2% increase in average earning assets between these two periods and the better asset mix.

PROVISION FOR LOAN LOSSES

The coverage ratio rises to 123.7%

Provision for loan losses	Quarter			Change%
(Ch$ million September 30, 2004)	3Q 2004	2Q 2004	3Q 2003	3Q 2004/2003	3Q / 2Q 2004
Provisions	(9,830)	(2,619)	1,604	(712.8)%	275.3%
Charge-offs	(26,410)	(28,763)	(23,220)	13.7%	(8.2)%

Total provision charge	(36,240)	(31,382)	(21,616)	67,7%	15.5%

Loan loss recoveries*	18,431	10,305	7,832	135.3%	78.9%

Total provisions, net of recoveries	(17,822)	(21,077)	(13,785)	29.3%	(15.4)%

Total loans	8,647,468	8,487,496	7,843,632	10.2%	1.9%
Total reserves for loan losses	168,856	162,888	176,400	(4.3)%	3.7%
Past due loans**	136,485	147,114	187,017	(27.0)%	(7.2)%

Net charge-off ratio***	0.82%	0.99%	0.70%
PDL/Total loans	1.58%	1.73%	2.38%
Reserves / loans	1.95%	1.92%	2.25%
Required reserves / loans****	1.91%	1.88%	2.25%
RLL/Past due loans	123.7%	110.7%	94.3%

*	In the first quarter of 2004 and in line with guidelines established by the SBIF, the Bank reclassified loan loss recoveries from non-operating income to loan loss provisions in the income statement. The table above standardized this change for previous quarters in order to make the figures comparable.
**	Past due loans: installments or credit lines more than 90 days overdue.
***	Net charge-off ratio = Total provisions, net of loan loss recoveries annualized divided by total loans.
****	Required reserve / loans ratio replaced the risk index.

Asset quality improved in the quarter

Past due loans at September 30, 2004 decreased 7.2% compared to June 30, 2004 and 27.0% compared to September 30, 2003. As a result of this decrease in past due loans the coverage ratio (reserves / past due loans) improved to 123.7% compared to 110.7% as of June 30, 2004 and 94.3% as of September 30, 2003. The required reserve over loan ratio as defined by the SBIF, which measures the expected loss of the loan portfolio, decreased from 2.25% in 3Q 2003 to 1.91% in 3Q 2004. This also compared favorably to the indicator for the Chilean banking system that reached 2.06% as of August 2004, the latest figure available.

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Total provisions, net of loan loss recoveries, increased 29.3% compared to 3Q 2003. This rise was due to the low level of provisions recorded in 3Q 2003 following the conclusion of the credit review of former Bank of Santiago’s loan portfolio performed in the 1H of 2003. The rise in net provisions in this period was also due to the increase in total loans, especially consumer loans, which grew 21.8% YoY. These loans obtain a higher spread, but also have a higher charge-off level. The increase in charge-offs was also a result of the implementation of the new provisioning guidelines established by the Bank and the SBIF at the beginning of this year. One of the more important changes was the reclassification of all lines of credit as either consumer or commercial loans depending on their origin. Therefore, the provisioning standard for consumer loans was applied to lines of credit previously classified as other loans. This signified an additional Ch$828 million in charge-offs in the quarter compared to 3Q 2003.

The increase in provisions and charge-offs was offset by the 135.3% rise in loan loss recoveries. In the quarter the Bank recognized Ch$6,794 million from a large recovery in the real estate sector. The rise in loan loss recoveries also reflects the reorganization of the collections department in 4Q 2003 and the improving economic conditions.

FEE INCOME

The Bank is placing a strong focus to increase usage of fee intensive products

Fee income	Quarter			Change %
(Ch$ million September 30, 2004)	3Q 2004	2Q 2004	3Q 2003	3Q 2004/2003	3Q / 2Q 2004
Fee income	37,310	34,847	38,148	(2.2)%	7.1%
Fee expenses	(6,920)	(6,429)	(6,265)	10.5%	7.6%

Total fee income, net	30,390	28,418	31,883	(4.7)%	6.9%

The Bank’s net fee income decreased 4.7% compared to 3Q 2003. The Bank has adopted a promotional policy regarding checking account and credit card maintenance fees as an incentive to increase the client base, product usage and cross-selling ratios. As a result in 3Q 2004 checking & overdraft maintenance fees decreased 20.7% compared to 3Q 2003. It is important to point out that as a result of this promotional policy the Bank’s customer base has begun to rebound following the conclusion of the merger process. The total amount of checking accounts has risen 3.5% between 3Q 2004 and 2003 and 3.8% (15% on an annualized basis) between the 2Q and 3Q of 2004. As a result, checking account fees have risen 5.2% and credit card fees rose 7.1% in the 3Q compared to the 2Q of 2004

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Evolution of Checking Accounts in Retail Banking

The decrease in fees between 3Q 2004 and 2003 was offset by a significant sale activity of fee income oriented products: 56.5% increase in fees from mutual funds/asset management, 18.3% rise in fees from sale of insurance products and 15.6% increase of ATM usage fees. The rise in mutual fund fees is directly related to the 54.1% increase in funds managed in the last 12 months. The launching of new products and innovative marketing campaigns has positively impacted the sale of various insurance products. More than 80% of our clients do not have a mutual fund or insurance product.

OPERATING EXPENSES AND EFFICIENCY

Investing to expand presence in retail banking

Operating Expenses	Quarter			Change %
(Ch$ million September 30, 2004)	3Q 2004	2Q 2004	3Q 2003	3Q 2004/2003	3Q / 2Q 2004
Personnel expenses	(32,918)	(33,035)	(33,374)	(1.4)%	(0.4)%
Administrative expenses	(25,603)	(24,595)	(20,295)	26.2%	4.1%
Depreciation and amortization	(9,289)	(10,389)	(10,572)	(12.1)%	(10.6)%

Operating expenses	(67,810)	(68,019)	(64,241)	5.6%	(0.3)%

Efficiency ratio*	39.7%	46.9%	45.1%
Efficiency ratio excluding amortization and depreciation**	34.3%	39.7%	37.7%

*	Operating expenses / operating income. Operating income = Net interest income + Net fee income + other operating income, net.
**	Efficiency ratio excluding amortization and depreciation = (Personnel + Administrative expense) / (Net interest income + Net fee income + Other operating income, net).

The Bank’s efficiency ratio reached 39.7% in 3Q 2004 compared to 45.1% in the same quarter of 2003. Excluding amortization and depreciation expenses, the efficiency ratio reached a record low level of 34.3% compared to 37.7% in the same periods. Operating expenses increased 5.6% in 3Q 2004 compared to 3Q 2003. This rise was mainly due to investments being carried out to expand the Bank’s retail banking business. The main projects include:

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•	Opening of 11 mini-branches for our consumer division Banefe (4 opened in 3Q 2004 and all 11 as of September 2004) and re-launching the Santander Banefe brand.

•	Opening of up to 8 branches in Bank to reinforce retail banking activity.

•	Credit card project: strengthening of credit card business to increase usage, penetration levels and market share.

•	Cross-selling project: hiring of new account executives in order to improve the client per account officers ratio, reduce churn and increase cross selling.

•	Reengineering of the mortgage department: hiring of additional personnel and improving back office functions.

In 3Q 2004 total operating costs included Ch$2,732 million in administrative expenses directly related to these projects. The rise in administrative expense, excluding this effect was mainly due to the outsourcing of part of the Bank’s computer systems. As a result the Bank transformed fixed personnel costs into cheaper variable costs that are now recognized in administrative expenses. Excluding these effects administrative expenses grew approximately 8.5% and personnel expense 1.5% compared to 3Q 2003. These increases are in line with the growth of business activity in the quarter.

OTHER OPERATING INCOME

The Bank recognizes Ch$10,232 million from sale of substandard loan in real estate sector.

Other operating income*	Quarter			Change %
(Ch$ million September 30, 2004)	3Q 2004	2Q 2004	3Q 2003	3Q 2004/2003	3Q / 2Q 2004
Net gain from trading and mark-to-market of securities	25,707	(2,092)	6,482	296.6%	(1,328.8)%
Other operating losses	(4,876)	(5,479)	(2,885)	69.0%	(11.0)%

Total	20,831	7,571	3,597	479.1%	(375.1)%

*	The gains (loss) from foreign exchange transactions are included in the analysis of net financial income (See Net Financial Income)

The net gain from trading and mark-to-market of securities totaled Ch$25,707 million in 3Q 2004 compared to Ch$6,482 million in 3Q 2003. In the quarter the Bank concluded an important recovery process with a large client in the real estate sector. This signified the recognition of a one-time gain of Ch$10,232 million from the sale of a substandard loan recognized as market related income. These gains were partially offset by Ch$8,427 million in extraordinary charge-off of repossessed assets and other non-credit related provisions (See Non-operating income).

The 69.0% increase in other operating losses in 3Q 2004 compared to 3Q 2003 was directly related to an increase in sales force expense. The Bank’s sales force remuneration is mainly variable and fluctuates with the growth of commercial activity in the retail segment.

11

OTHER INCOME/EXPENSES, PRICE LEVEL RESTATEMENT AND INCOME TAX

Other Income and Expenses	Quarter			Change%
(Ch$ million September 30, 2004)	3Q 2004	2Q 2004	3Q 2003	3Q 2004/2003	3Q / 2Q 2004
Non-operating income, net	(12,255)	79	(2,875)	326.3%	(1,5612.7)%
Income attributable to investments in other companies	377	261	93	305.4%	44.4%
Losses attributable to minority interest	(80)	(60)	(30)	166.7%	33.3%

Total other income, net*	(11,958)	280	(2,812)	325.2%	(4,370.7)%

Price level restatement	(5,133)	(7,724)	(607)	745.6%	(33.5)%
Income tax	(14,504)	(7,984)	(10,509)	38.0%	81.7%

*	In the 1Q 2004, and in line with guidelines established by the SBIF, the Bank reclassified loan loss recoveries from non-operating income to loan loss provisions in the income statement. The table above standardized this change for previous quarters in order to make the figures comparable

In 3Q 2004 other income, net totaled a loss of Ch$11,958 million compared to a loss of Ch$2,812 million in 3Q 2003. This higher result was mainly due to a higher level of charge-off of repossessed assets and an increase in non-credit related provisions in the periods being compared. In the quarter the bank recognized a Ch$7,289 million one-time charge-off of repossessed assets. This in line with the Bank’s conservative and proactive policies regarding repossessed assets. The Bank also recognized Ch$2,500 million in extraordinary non-credit related provisions in the quarter.

The loss from price level restatement totaled Ch$5,133 million in 3Q 2004 compared to a loss of Ch$607 million in 3Q 2003. In 3Q 2004 the inflation rate measured by the variation of the UF was 1.03% compared to –0.08% in the same quarter of 2003. The Bank must adjust its capital, fixed assets and other assets for the variations in price levels. Since the Bank’s capital is larger than the sum of fixed and other assets, the higher the inflation rate, the larger the loss from price level restatement.

SHAREHOLDERS’ EQUITY AND REGULATORY CAPITAL

ROE in the quarter reaches 26.0% with a BIS ratio of 13.1%

Shareholders’ equity	Quarter ended			Change %
(Ch$ million September 30, 2004)	Sept. 30, 2004	June 30, 2004	Sept. 30, 2003	Sept. 2004/2003	Sept. / June 2004
Capital and Reserves	828,045	828,067	831,704	(0.4)%	0.0%
Net Income	144,859	92,302	143,374	1.0%	56.9%

Total shareholders’ equity	972,904	920,369	975,078	(0.2)%	5.7%

As of September 30, 2004, shareholders’ equity totaled Ch$972,904 million. The Bank’s ROE in 3Q 2004, measured as net income over average capital and reserves in the period reached 26.0%. The Bank’s BIS ratio as of September 30, 2004 was 13.1%. In the same period the Tier I ratio reached a solid level of 9.9%.

12

Capital Adequacy (Ch$ million September 30, 2004)	Sept. 30, 2004
Tier I	828,045
Tier II	264,021
Regulatory capital	1,092,066
Risk weighted assets	8,346,003
BIS ratio	13.1%

INSTITUTIONAL BACKGROUND

As per latest public records published by the Superintendency of Banks (SBIF) for September 2004, Banco Santander Santiago was the largest bank in Chile in terms of loans and deposits. The Bank also has the largest distribution network with 351 branches and 1,050 ATMs. The Bank has the highest credit ratings among all Latin American companies with an A rating from Standard and Poor’s, A- by Fitch and a Baa1 rating from Moody’s, which are the same ratings assigned to the Republic of Chile. The stock is traded on the New York Stock Exchange (NYSE: SAN) and the Santiago Stock Exchange (SSE: Bsantander). The Bank’s main shareholder is Grupo Santander, which directly and indirectly owns 83.94% of Banco Santander Santiago.

Grupo Santander

Grupo Santander (SAN.MC, STD.N) is the largest financial group in Spain and Latin America, and the second largest bank in the Euro Zone by market capitalization as of December 31st, 2003. Founded in 1857, it has forged important business initiatives, including a 15-year old alliance with The Royal Bank of Scotland, ownership of the third largest banking group in Portugal and a leading consumer finance franchise in Germany, Italy and seven other European countries.

Grupo Santander maintains a leading position in Latin America, with 4,052 offices in ten countries, serving more than 12 million individual clients and approximately half a million small and medium sized companies, managing US$115 billion in business (on & off-balance sheet). In 2003, Santander recorded $1.49 billion in net attributable income in Latin America, a 14.3% increase.

13

BANCO SANTANDER - CHILE, AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

(Adjusted for general price level changes and expressed in millions of constant

Ch$ of Sept 30, 2004 )

	30-Sep	30-Sep	30-Jun	30-Sep	% Change	% Change
	2004	2004	2004	2003	Sept 2004 / 2003	Sept. /June 2004
	US$ thousands	Ch$ millions	Ch$ millions	Ch$ millions
ASSETS

Cash and due from banks
Noninterest bearing	1,168,149	709,020	592,975	719,680	-1.5%	19.6%
Interbank deposits-interest bearing	441,403	267,914	83,724	191,599	39.8%	220.0%

Total cash and due from banks	1,609,553	976,934	676,699	911,279	7.2%	44.4%

Financial investments
Government securities	1,059,615	643,144	839,832	898,909	-28.5%	-23.4%
Investments purchased under agreements to resell	66,172	40,164	40,525	0		-0.9%
Other financial investments	881,610	535,102	462,237	515,702	3.8%	15.8%
Investment collateral under agreements to repurchase	769,263	466,912	404,626	468,396	-0.3%	15.4%

Total financial investments	2,776,660	1,685,322	1,747,220	1,883,007	-10.5%	-3.5%

Loans, net
Commercial loans	4,949,530	3,004,167	2,867,085	2,701,415	11.2%	4.8%
Consumer loans	1,790,214	1,086,588	1,024,578	756,880	43.6%	6.1%
Mortgage loans (Financed with mortgage bonds)	1,814,111	1,101,093	1,316,885	1,557,111	-29.3%	-16.4%
Foreign trade loans	958,221	581,602	614,767	513,308	13.3%	-5.4%
Interbank loans	144,993	88,005	81,478	101,603	-13.4%	8.0%
Leasing	822,843	499,433	484,149	443,199	12.7%	3.2%
Other outstanding loans	1,870,390	1,135,252	864,218	852,925	33.1%	31.4%
Past due loans	224,867	136,485	147,114	187,017	-27.0%	-7.2%
Contingent loans	1,672,010	1,014,843	1,087,222	730,180	39.0%	-6.7%
Reserve for loan losses	(278,200)	(168,856)	(162,888)	(176,400)	-4.3%	3.7%

Total loans, net	13,968,979	8,478,612	8,324,608	7,667,238	10.6%	1.8%

Other assets
Bank premises and equipment	342,420	207,835	206,972	211,275	-1.6%	0.4%
Foreclosed assets	54,346	32,986	37,112	43,544	-24.2%	-11.1%
Investments in other companies	7,851	4,765	4,315	4,909	-2.9%	10.4%
Assets to be leased	15,592	9,464	12,243	15,231	-37.9%	-22.7%
Other	772,608	468,942	487,245	724,902	-35.3%	-3.8%

Total other assets	1,192,817	723,992	747,887	999,861	-27.6%	-3.2%

TOTAL ASSETS	19,548,010	11,864,860	11,496,414	11,461,385	3.5%	3.2%

BANCO SANTANDER - CHILE, AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

(Adjusted for general price level changes and expressed in millions of constant

Ch$ of Sept 30, 2004 )

	30-Sep	30-Sep	30-Jun	30-Sep	% Change	% Change
	2004	2004	2004	2003	Sept 2004 / 2003	Sept. /June 2004
	US$ thousands	Ch$ millions	Ch$ millions	Ch$ millions
LIABILITIES AND SHAREHOLDERS’ EQUITY

Deposits
Current accounts	1,972,483	1,197,218	1,252,730	1,071,008	11.8%	-4.4%
Bankers drafts and other deposits	1,872,431	1,136,491	1,013,430	776,657	46.3%	12.1%

Total non-interest bearing deposits	3,844,914	2,333,709	2,266,160	1,847,665	26.3%	3.0%

Savings accounts and time deposits	6,664,052	4,044,813	3,578,813	3,661,780	10.5%	13.0%

Total deposits	10,508,966	6,378,522	5,844,973	5,509,445	15.8%	9.1%

Other interest bearing liabilities
Banco Central de Chile borrowings
Credit lines for renegotiation of loans	16,756	10,170	10,842	13,603	-25.2%	-6.2%
Other Banco Central borrowings	13,241	8,037	8,910	11,535	-30.3%	-9.8%

Total Banco Central borrowings	29,997	18,207	19,752	25,138	-27.6%	-7.8%

Investments sold under agreements to repurchase	905,626	549,679	532,247	626,238	-12.2%	3.3%

Mortgage finance bonds	1,905,256	1,156,414	1,235,614	1,575,748	-26.6%	-6.4%

Other borrowings
Bonds	223,682	135,766	138,690	311,650	-56.4%	-2.1%
Subordinated bonds	639,508	388,156	409,356	427,107	-9.1%	-5.2%
Borrowings from domestic financial institutions	74,051	44,946	83,919	88,867	-49.4%	-46.4%
Foreign borrowings	1,243,619	754,827	681,593	676,975	11.5%	10.7%
Other obligations	94,435	57,318	67,437	56,723	1.0%	-15.0%

Total other borrowings	2,275,295	1,381,013	1,380,995	1,561,322	-11.5%	0.0%

Total other interest bearing liabilities	5,116,174	3,105,313	3,168,608	3,788,446	-18.0%	-2.0%

Other liabilities
Contingent liabilities	1,670,886	1,014,161	1,087,149	730,066	38.9%	-6.7%
Other	646,865	392,621	474,055	457,434	-14.2%	-17.2%
Minority interest	2,206	1,339	1,260	916	46.2%	6.3%

Total other liabilities	2,319,957	1,408,121	1,562,464	1,188,416	18.5%	-9.9%

Shareholders’ equity
Capital and reserves	1,364,250	828,045	828,067	831,704	-0.4%	0.0%
Income for the year	238,663	144,859	92,302	143,374	1.0%	56.9%

Total shareholders’ equity	1,602,913	972,904	920,369	975,078	-0.2%	5.7%

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	19,548,010	11,864,860	11,496,414	11,461,385	3.5%	3.2%

BANCO SANTANDER CHILE

QUARTERLY INCOME STATEMENTS

Constant Chilean pesos of September 30, 2004

	IIIQ 2004	IIIQ 2004	IIQ 2004	IIIQ 2003	% Change	% Change
	US$ thousands	Ch$ millions	Ch$ millions	Ch$ millions	IIIQ 2004/2003	IIIQ / IIQ 2004
Interest income and expense
Interest income	313,059	190,014	232,382	137,149	38.5%	-18.2%
Interest expense	(141,385)	(85,815)	(101,967)	(64,800)	32.4%	-15.8%

Net interest income	171,674	104,199	130,415	72,349	44.0%	-20.1%

Provision for loan losses	(29,363)	(17,822)	(21,077)	(13,785)	29.3%	-15.4%

Fees and income from services
Fees and other services income	61,470	37,310	34,847	38,148	-2.2%	7.1%
Other services expense	(11,401)	(6,920)	(6,429)	(6,265)	10.5%	7.6%

Total fees and income from services, net	50,069	30,390	28,418	31,883	-4.7%	6.9%

Other operating income, net
Net gain (loss) from trading and brokerage	42,354	25,707	(2,092)	6,482	296.6%	-1328.8%
Foreign exchange transactions,net	25,244	15,322	(6,251)	34,596	-55.7%	-345.1%
Other, net	(8,033)	(4,876)	(5,479)	(2,885)	69.0%	-11.0%

Total other operating income,net	59,565	36,153	(13,822)	38,193	-5.3%	-361.6%

Other income and expenses
Nonoperating income, net	(20,191)	(12,255)	79	(2,875)	326.3%	-15612.7%
Income attributable to investments in other companies	621	377	261	93	305.4%	44.4%
Losses attributable to minority interest	(132)	(80)	(60)	(30)	166.7%	33.3%

Total other income and expenses	(19,702)	(11,958)	280	(2,812)	325.2%	-4370.7%

Operating expenses
Personnel salaries and expenses	(54,234)	(32,918)	(33,035)	(33,374)	-1.4%	-0.4%
Administrative and other expenses	(42,182)	(25,603)	(24,595)	(20,295)	26.2%	4.1%
Depreciation and amortization	(15,304)	(9,289)	(10,389)	(10,572)	-12.1%	-10.6%

Total operating expenses	(111,720)	(67,810)	(68,019)	(64,241)	5.6%	-0.3%

Gain (loss) from price-level restatement	(8,457)	(5,133)	(7,724)	(607)	745.6%	-33.5%

Income before income taxes	112,066	68,019	48,471	60,980	11.5%	40.3%
Income taxes	(23,896)	(14,504)	(7,984)	(10,509)	38.0%	81.7%

Net income	88,169	53,515	40,487	50,471	6.0%	32.2%

BANCO SANTANDER CHILE

YTD INCOME STATEMENTS

Constant Chilean pesos of September 30, 2004

	Nine month period ended September 30,
	2004	2004	2003	% Change
	US$ thousands	Ch$ millions	Ch$ millions	IH 2004/2003
Interest income and expense
Interest income	986,100	598,523	548,107	9.2%
Interest expense	(403,139)	(244,689)	(264,872)	-7.6%

Net interest income	582,961	353,834	283,235	24.9%

Provision for loan losses	(87,119)	(52,878)	(58,693)	-9.9%

Fees and income from services
Fees and other services income	173,703	105,431	106,547	-1.0%
Other services expense	(32,070)	(19,465)	(18,906)	3.0%

Total fees and income from services, net	141,633	85,966	87,641	-1.9%

Other operating income, net
Net gain (loss) from trading and brokerage	65,444	39,722	16,013	148.1%
Foreign exchange transactions,net	(9,847)	(5,977)	65,583	-109.1%
Other, net	(26,191)	(15,897)	(13,186)	20.6%

Total other operating income,net	29,406	17,848	68,410	-73.9%

Other income and expenses
Nonoperating income, net	(33,735)	(20,476)	(5,637)	263.2%
Income attributable to investments in other companies	1,079	655	740	-11.5%
Losses attributable to minority interest	(311)	(189)	(115)	64.3%

Total other income and expenses	(32,967)	(20,010)	(5,012)	299.2%

Operating expenses
Personnel salaries and expenses	(158,370)	(96,124)	(97,474)	-1.4%
Administrative and other expenses	(118,433)	(71,884)	(65,475)	9.8%
Depreciation and amortization	(47,898)	(29,072)	(29,914)	-2.8%

Total operating expenses	(324,701)	(197,080)	(192,863)	2.2%

Gain (loss) from price-level restatement	(15,037)	(9,127)	(9,059)	0.8%

Income before income taxes	294,176	178,553	173,659	2.8%
Income taxes	(55,513)	(33,694)	(30,285)	11.3%

Net income	238,663	144,859	143,374	1.0%

Financial Ratios

	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q 04
Profitability
Net interest margin*	4.1%	4.6%	4.4%	4.9%	4.3%	5.0%	4.2%	4.7%	4.3%	4.8%	4.5%
Net fees / operating expenses	35.9%	34.2%	35.9%	34.9%	41.3%	45.4%	49.6%	42.3%	43.2%	41.8%	44.8%
ROE	24.6%	33.1%	16.8%	0.0%	17.0%	23.6%	24.3%	32.2%	20.1%	18.5%	26.0%

Capital ratio
BIS	12.9%	12.8%	13.9%	14.3%	16.6%	15.0%	15.3%	14.6%	16.7%	13.6%	13.1%

Earnings per Share
Net income (nominal Ch$mn)	58,498	64,839	33,375	37,803	40,497	50,948	49,678	65,852	51,277	40,067	53,515
Net income per share (Nominal Ch$)	0.31	0.34	0.18	0.20	0.21	0.27	0.26	0.35	0.27	0.21	0.28
Net income per ADS (US$)	0.49	0.51	0.25	0.0	0.31	0.40	0.41	0.61	0.45	0.35	0.49
Shares outstanding in million	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1

Credit Quality
Past due loans/total loans	1.40%	1.35%	1.74%	2.12%	2.30%	2.35%	2.38%	2.23%	1.98%	1.73%	1.58%
Reserves for loan losses/past due loans	139.6%	129.9%	108.6%	100.5%	93.3%	94.5%	94.3%	99.1%	104.8%	110.7%	123.7%

Efficiency
Operating expenses/operating income	44.7%	43.7%	52.9%	48.2%	45.8%	41.1%	45.1%	42.4%	43.2%	46.9%	39.7%

Market information (period-end)
Stock price	12.8	11.6	12.8	12.8	12.9	13.7	14.7	13.6	15.9	16.2	16.3
ADR price	20.10	17.35	17.7	18.63	18.33	20.41	23	23.8	26.9	26.7	27.94
Market capitalization (US$mn)	3,646	3,147	3,210	3,379	3,325	3,702	4,172	4,313	4,879	4,843	5,068

Other Data
Exchange rate (Ch/US$) (period-end)	664.44	697.69	747.62	712.38	727.36	697.23	665.13	599.42	623.21	636.59	606.96

*	Net interest margin including results of foreign exchange transactions

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

November 5, 2004
/s/ Gonzalo Romero A.
Name: Gonzalo Romero A.
Title: General Counsel